UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FAIRPOINT COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

305560302
(CUSIP Number)

Lisa Conrad
Angelo, Gordon & Co., LP
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-8220
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

CUSIP No. 305560302	Page 2 of 7 Pages

1           Names of Reporting Persons

ANGELO, GORDON & CO., L.P.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		5,128,325
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,128,325
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

5,128,325

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

19.58%

14           Type of Reporting Person (See Instructions)

IA; PN

CUSIP No. 305560302	Page 3 of 7 Pages

1           Names of Reporting Persons

JOHN M. ANGELO

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 5,128,325
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		5,128,325

11           Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            5,128,325

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

19.58%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 305560302	Page 4 of 7 Pages

1           Names of Reporting Persons

MICHAEL L. GORDON

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 5,128,325
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		5,128,325

11           Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            5,128,325

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

19.58%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 305560302	Page 5 of 7 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission on February 3, 2010 (the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of FairPoint Communications, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplemented as follows:

Item 3.                  Source and Amount of Funds or Other Consideration.

The Reporting Persons used working capital to purchase 500,000 Shares on May 19, 2011.  The total purchase price for the Shares purchased on May 19, 2011 was $5,294,885.

Item 5.                  Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Persons beneficially own 5,128,325 Shares.  According to the Issuer’s Form 10-Q filed on May 16, 2011, the number of Shares outstanding as of May 12, 2011, was 26,195,265.  Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 19.58% of the total number of Shares outstanding.

(b)(i)      Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 5,128,325 Shares.

(ii)          Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 5,128,325 Shares.

(iii)         Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 5,128,325 Shares.

(c)          The responses to Items 3, 4 and 6 are incorporated herein by reference.

(d)          The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A† – Registration Rights Agreement, dated as of January 24, 2011, by and among the Issuer and Angelo, Gordon on behalf of and as investment manager of certain funds and/or accounts managed or advised by Angelo, Gordon.

Exhibit B* – Joint Filing Agreement, dated as of February 3, 2011, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon.

CUSIP No. 305560302	Page 6 of 7 Pages

Exhibit C* – Power of Attorney granted by John M. Angelo in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010.

Exhibit D* – Power of Attorney granted by Michael L. Gordon in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010.

† Incorporated by reference to Exhibit 10.5 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 25, 2011.
* Previously filed as an Exhibit to the Schedule 13D and incorporated herein by reference.

CUSIP No. 305560302	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 2011	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: May 20, 2011	JOHN M. ANGELO

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: May 20, 2011	MICHAEL L. GORDON

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact